FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2021

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                  No         X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding estimated profit increase in 2020 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 30, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE ESTIMATED
PROFIT INCREASE IN 2020

This announcement is made by the Company pursuant to the requirements of Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Cap.571, the Laws of Hong Kong).

According to Rule 11.3.1 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, a listed company is required to announce its estimated annual results within one month after the end of its financial year (i.e., before January 31 of each year) if the annual net profit of the listed company is estimated to increase or decrease by more than 50% over the same period last year. Therefore, this announcement is also made pursuant to Rules 13.10B of the Listing Rules.

The information contained in this announcement is only a preliminary estimate of the Company and is not audited by the Company’s certified public accountants. Detailed financial information of the Company will be disclosed in the 2020 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all members of the Board of Directors hereby confirm that this announcement does not contain any false representation, misleading statement or material omission and hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility.

IMPORTANT NOTICE:

Huaneng Power International, Inc. (the “Company”) estimated that, according to the PRC Accounting Standards, the net profit attributable to its shareholders as compared with the same period of the previous year (before restatement) is expected to increase by RMB2.44 billion to RMB2.94 billion, representing a year-on-year increase of 145% to 174%. As compared to the same period last year (after restatement), it is expected to increase by RMB2.56 billion to RMB3.06 billion, representing a year-on-year increase of 163% to 195%.

I.	ESTIMATED RESULTS FOR THE REPORTING PERIOD

(1)	Period to which the estimated results applies

From 1 January 2020 to 31 December 2020.

(2)	Estimated results

1.
According to the preliminary estimate, the net profit attributable to the shareholders of the Company in 2020 as compared to the same period of the previous year (before restatement) is expected to increase by RMB2.44 billion to RMB2.94 billion, representing a year-on-year increase of 145% to 174%, and as compared to the same period of the previous year (after restatement) is expected to increase by RMB2.56 billion to RMB3.06 billion, representing a year-on-year increase of 163% to 195%. The annual net profit attributable to the Company’s shareholders based on the International Financial Reporting Standards will be different due to the adjustments from PRC Accounting Standards to International Financial Reporting Standards.

2.
As compared with the same period of the previous year (before or after restatement), the net profit attributable to shareholders of the Company after deducting non-recurring gains and losses will increase by RMB3.18 billion to RMB3.68 billion, representing a year-on-year increase of 408% to 472%.

(3)
The estimated results have not been audited by certified public accountants. The information contained in this announcement is only a preliminary estimate by the Company. Detailed financial information of the Company will officially be disclosed after audit in the 2020 Annual Report of the Company.

II.	RESULTS OF THE CORRESPONDING PERIOD LAST YEAR

(1)
The net profit attributable to shareholders of the Company calculated in accordance with the PRC Accounting Standards is RMB1,686,459,523 before the restatement, and RMB1,565,963,764 after the restatement. The net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses calculated in accordance with the PRC Accounting Standards, whether before or after the restatement, is RMB780,116,447.

(2)	Earnings per share according to the PRC Accounting Standards: RMB0.06 (before restatement), and RMB0.06 (after restatement).

III.	REASONS FOR THE ESTIMATED PROFIT INCREASE

The main reasons for the increase in the Company’s performance in the current period: due to the significant year-on-year decline in domestic coal purchase prices, the significant decrease in finance expenses year-on-year, and the turnaround of the Tuas project in Singapore, the Company’s profitability increased significantly. But at the same time the Company’s domestic electricity sales and average on-grid electricity settlement prices have declined year-on-year, and an impairment arising from some units affected by increases in regional coal prices, insufficient demand, insufficiencies in capacity and competitiveness, etc. has lowered the growth of profit of the Company.

IV.	RISK WARNING

The Company has no major uncertain factors that may affect the accuracy of the content of this announcement.

V.	OTHER MATTERS

The financial information above is only a preliminary estimate and has not be audited by certified public accountants. Detailed financial information of the Company will officially be disclosed after audit in the 2020 Annual Report of the Company. Potential investors should exercise caution when dealing in the shares of the Company.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
30 January 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  January 30, 2021